March 13, 2020

James Rhyu
Chief Financial Officer
K12 INC
2300 Corporate Park Drive
Herndon, Virginia 20171

       Re: K12 INC
           Form 10-K for the Fiscal Year Ended June 30, 2019
           Filed August 7, 2019
           File No. 1-33883

Dear Mr. Rhyu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Vincent Mathis, General Counsel